Edgar Correspondence

1(714) 668-6210

johndellagrotta@paulhastings.com

December 3, 2013

Mr. Edward P. Bartz

Staff Attorney

United States Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Kayne Anderson MLP Investment Company (the “Company”)

Reliance Letter - A/B Exchange on Form N-14

Dear Mr. Bartz:

Consistent with our recent telephone conversation, attached hereto as Exhibit A is the Letter dated October 14, 2013 (the “Reliance Letter”) that we sent to John Ganley by e-mail on October 14, 2013 in connection with pre-filing discussions with the Staff of the U.S. Securities and Exchange Commission relating to an exchange offer registration statement on Form N-14 under the Securities Act of 1933 (the “1933 Act”) to exchange up to $175 million aggregate principal amount of the Company’s currently outstanding senior notes, which were privately offered and sold without registration under the 1933 Act, for a like principal amount of its exchange notes that have been registered under the 1933 Act. Pursuant to the terms of the offer the new senior notes will be substantially identical to the terms of the original senior notes in all material respects, except that the new senior notes will be registered under the 1933 Act and the transfer restrictions, registration rights and additional interest provisions applicable to the outstanding senior notes will not apply to the new senior notes. These exchanges are sometimes referred to as “A/B Exchanges” after a series of no-action letters published by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”)1. As noted in our Reliance Letter, our Exchange Offer complies with the afore-mentioned no-action letters. On November 6, 2013, the Company filed the Exchange Offer Registration Statement with the SEC on Form N-14. You have asked us to refile the Reliance Letter pursuant to Edgar. The Reliance Letter, as currently filed, corrects the typographical error in the first paragraph on page two of the original Reliance Letter regarding the anticipated length of the exchange offer. The correct anticipated length of the exchange offer is 20 instead of 30 business days.

If you have any questions or comments regarding this submission, please call the undersigned at (714) 668-6210 or David A. Hearth at (415) 856-7007.

Very truly yours,

/s/ JOHN F. DELLA GROTTA

John F. Della Grotta

PAUL HASTINGS LLP

cc:	Kevin S. McCarthy, Kayne Anderson

David S. Shladovsky, Esq., Kayne Anderson

James C. Baker, Kayne Anderson

Terry A. Hart, Kayne Anderson

David A. Hearth, Esq., Paul Hastings

[1]	Exxon Capital Holdings Corporation (available May 13, 1988); Morgan Stanley & Co. Incorporated (available June 5, 1991); and Shearman & Sterling (available July 2, 1993).

Exhibit A

Via E-Mail

1(714) 668-6210

johndellagrotta@paulhastings.com

October 14, 2013

Mr. John M. Ganley

Senior Counsel

United States Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Kayne Anderson MLP Investment Company

Pre-Filing Discussion Memorandum - A/B Exchange on Form N-14

Dear Mr. Ganley:

Kayne Anderson MLP Investment Company (the “Company”) (NYSE:KYN), a closed-end management investment company registered under the Investment Company Act of 1940 (the “1940 Act”) intends to file with the U.S. Securities and Exchange Commission (the “SEC”) an exchange offer registration statement on Form N-14 under the Securities Act of 1933 (the “1933 Act”) to exchange up to $175 million aggregate principal amount of its currently outstanding senior notes, which were privately offered and sold without registration under the 1933 Act, for a like principal amount of its exchange notes that have been registered under the 1933 Act. The terms of the new senior notes will be substantially identical to the terms of the original senior notes in all material respects, except that the new senior notes will be registered under the 1933 Act and the transfer restrictions, registration rights and additional interest provisions applicable to the outstanding senior notes will not apply to the new senior notes. These exchanges are sometimes referred to as “A/B Exchanges” after a series of no-action letters published by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”).

While A/B Exchanges are common to registrants that are reporting operating companies under Section 12 under the Securities Exchange Act of 1934, we believe that the Company’s proposed A/B Exchange may be the first consummated by an investment company registered and reporting under the 1940 Act. For that reason, we are writing this letter to preview our filing plan and discuss with you any questions or comments that the Staff may have.

Background

On August 22, 2013, the Company closed an offering of its $175 million aggregate principal amount of Series HH Floating Rate Senior Notes (the “Senior Notes”). The Senior Notes bear interest at a floating rate per annum equal to 3-month LIBOR plus 1.25%, reset quarterly and will mature on August 10, 2016.

The Senior Notes were offered and sold to qualified institutional investors in a Rule 144A offering. The Senior Notes were not registered under the 1933 Act and were issued pursuant to an Indenture of Trust, as amended, dated August 22, 2013.

In connection with the Rule 144A Offering, the parties executed a Registration Rights Agreement dated August 22, 2013 (the “Registration Rights Agreement”) to give the holders of the Senior Notes greater liquidity. Pursuant thereto, the Company agreed to file with the SEC (i) an exchange offer registration statement and (ii) a shelf registration statement for resales of the Senior Notes for those remaining holders who could not participate in the exchange offer registration statement.

Mr. John M. Ganley

Senior Counsel

U.S. Securities and Exchange Commission

October 14, 2013

The Registration Rights Agreement established the following deadlines for the Company:

•	December 20, 2013 - File exchange offer with the SEC;

•	February 18, 2014 - Exchange offer registration statement is declared effective and the registered exchange offer is commenced;

•	20 business days after commencement of the Registered Exchange Offer - Completion of the registered exchange offer.

•	April 29, 2014 - Penalty interest provisions commences if (i) the registered exchange offer has not been consummated or (ii) after either the exchange offer registration statement or the shelf registration statement has been declared effective and such registration statement(s) ceases to be effective or usable in connection with resales of securities in accordance with and during the periods specified in the respective agreements.

In connection with the above-referenced deadlines, the following should also be considered:

•	With respect to the obligation of the Company to file the exchange offer registration statement or the shelf registration statement, the Company shall have the right to defer the filing of the exchange offer registration statement or a shelf registration statement (or suspend sales under the exchange offer registration statement or defer the updating of the exchange offer registration statement or the shelf registration statement and suspend sales thereunder) for a period of not more than 60 consecutive days and, in the aggregate, not more than 90 days once per calendar year under certain typical deferral circumstances.

•	The Company’s fiscal year ends on November 30. This is relevant in calculating the aforementioned periods during necessary downtime to update financial information in the exchange offer registration statement prospectus and the shelf registration statement.

Proposed Course of Action

Consistent with the terms of the Registration Rights Agreement, the Company intends to pursue the following course of action:

•	File an exchange offer registration statement containing an offer to exchange the Senior Notes for senior notes with terms identical to the Senior Notes, except that the new senior notes will be registered under the 1933 Act and the transfer restrictions, registration rights and additional interest provisions applicable to the Senior Notes will not apply to the new senior notes. We plan to use Registration Form N-14 under the 1933 Act, the most comparable form to Registration Form S-4 under the 1933 Act, the form used most for the A/B Exchanges. Instruction A.3 of Form N-14 states that it covers “an exchange offer for securities of the issuer or another person.”

•	Comply with the existing SEC Staff interpretations set forth below relating to the A/B Exchanges and exchange offer registration statements.

•	Provided resale rights under a new or amended shelf registration statement to those holders of Senior Notes who are not able to participate in the Company’s exchange offer.

Mr. John M. Ganley

Senior Counsel

U.S. Securities and Exchange Commission

October 14, 2013

Current Staff Interpretations Relating to the A/B Exchange

Based on existing interpretations of the 1933 Act by the Staff set forth in several no-action letters to third parties,1 and several precedents filed with the SEC2, we believe that the new senior notes issued under an exchange offer for the Senior Notes may be offered for resale, resold and otherwise transferred by the holders thereof (other than broker-dealers and any holder that is an affiliate of the Company) without further compliance with the registration and prospectus delivery provisions of the 1933 Act, provided that such new senior notes are acquired in the ordinary course of such holders’ business and such holders have no arrangement or understanding with any person to participate in the distribution of the new senior notes.

Resales of the New Senior Notes

•	We believe the new senior notes issued in the exchange offer for the Senior Notes may be offered for resale, resold or otherwise transferred by holders of the Senior Notes without compliance with the registration and prospectus delivery provisions of the 1933 Act, if: (i) the new senior notes are acquired in the ordinary course of the holder’s business; (ii) the holders have no arrangement or understanding with any person to participate in the distribution of the new senior notes; and (iii) the holders are not “affiliates” of the Company within the meaning of Rule 405 under the 1933 Act.

•	Any holder who is an affiliate of the Company or who intends to participates in the exchange offer for the purpose of distributing new senior notes or any broker-dealer who purchased Senior Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the 1933 Act: (i) may not rely on the applicable interpretations of the Staff of the SEC noted above; (ii) will not be permitted or entitled to tender the Senior Notes in the exchange offer; and (iii) must comply with the registration and prospectus delivery requirements of the 1933 Act in connection with any resale transaction.

•	Every broker-dealer that receives new senior notes for its own account in exchange for Senior Notes as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of the new senior notes.[3] The letter of transmittal accompanying the exchange offer will state that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the 1933 Act.

We respectfully requests that the Staff review this letter at its earliest convenience and call us to discuss our filing plan. Please direct any comments or questions regarding this letter to the undersigned at (714) 668-6210 or David A. Hearth at (415) 856-7007.

Very truly yours,

/s/ JOHN F. DELLA GROTTA

John F. Della Grotta

PAUL HASTINGS LLP

[1]	Exxon Capital Holdings Corporation (available May 13, 1988); Morgan Stanley & Co. Incorporated (available June 5, 1991); and Shearman & Sterling (available July 2, 1993).
[2]	Among numerous precedents, the following three are cited for the Staff’s consideration: Capital One Financial Corp., filed on August 8, 2013 on Form S-4; Discover Financial Services, filed on January 25, 2013 on Form S-4; and Energizer Holdings, Inc., filed on December 15, 2011 on Form S-4.
[3]	The Company has agreed that, for 180 days after the exchange offer registration statement is declared effective, it will make the prospectus, as supplemented, available to any broker-dealer for use in connection with such resale.

Mr. John M. Ganley

Senior Counsel

U.S. Securities and Exchange Commission

October 14, 2013

cc:	Kevin S. McCarthy, Kayne Anderson

David S. Shladovsky, Esq., Kayne Anderson

James C. Baker, Kayne Anderson

Terry A. Hart, Kayne Anderson

David A. Hearth, Esq., Paul Hastings